Exhibit 99.1
CRH Medical Corporation Announces Majority Purchase of Macon Gastroenterology Anesthesia Associates

VANCOUVER, December 11, 2015 - CRH Medical Corporation (TSX: CRH) (NYSE MKT: CRHM) ("CRH" or the "Company"), a North American medical company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases, announces that it has completed a new, accretive transaction whereby CRH has acquired 65% ownership of Macon Gastroenterology Anesthesia Associates, LLC ("MGAA").

MGAA provides anesthesia services to an ambulatory surgical center in the Macon, Georgia area; the transaction builds on CRH's significant presence in Georgia. MGAA is expected to generate total annual revenue of US$3.5 million. The purchase price for the transaction was funded with cash on hand.
Highlights of the transaction:
•	Annual MGAA total revenue estimated at US$3.5 million
•	Accretive to EBITDA and cash flow
•	Transaction is structured as a joint venture with current owner; CRH has a 65% interest
•	Further solidifies CRH's footprint in Georgia
Edward Wright, CEO of CRH, stated, "We are pleased to enter into our second joint venture ownership structure consistent with our gastroenterology anesthesia strategy. We have continued to build a significant level of understanding of the U.S. GI anesthesia market and believe that this and future transactions will continue to create value for CRH's shareholders over both the immediate and long-term."
About CRH Medical Corporation:
CRH Medical Corporation is a North American company that provides physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company's product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company's first product, the CRH O'Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I - IV. CRH distributes the CRH O'Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves. CRH also operates a full service anesthesia services division serving the gastroenterology community, which provides anesthesia services for patients undergoing endoscopies and colonoscopies. Performing these procedures under anesthesia makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures than in the absence of anesthesia. CRH expects to leverage the capabilities it acquired through these gastroenterology anesthesia companies to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company's goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

Forward looking statements:
Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continues," "estimates," "should," "plan," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Readers are also cautioned regarding statements discussing estimated revenues and future growth of the acquired business; profitability; anticipated benefits; growth strategies; anticipated trends in our industry; our future financing plans; and our anticipated needs for working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such forward-looking statements include the expected future revenue, anticipated benefits of the acquisition, successful completion of additional acquisitions, increasing revenue and operating EBITDA, continued growth of our business and our ability to leverage our existing operations and capabilities. Such forward-looking statements are subject to various risks and uncertainties, including risks related to integration of MGAA, the JV structure; contractual risks related to the duration of anesthesia services agreements and the risk factors identified in CRH's filings with the Canadian and U.S. securities regulators. Although CRH believes that expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to the future results, approvals or achievements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. CRH does not assume the obligation to update any forward-looking statements except as otherwise required by applicable law.
CRH Medical Corporation
David Matousek
Director of Investor Relations
800.660.2153 x1030
dmatousek@crhmedcorp.com
 www.crhmedcorp.com